ECOPETROL S.A. CREATES A NEW SUBSIDIARY AND REACHES AN

AGREEMENT TO PARTICIPATE IN THE EXPLORATION OF TWO

OFFSHORE BLOCKS IN ANGOLA

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports that as part of the strategy of diversifying and strengthening its international exploration portfolio, the following events have taken place:

1.    The subsidiary Ecopetrol Germany GmbH was incorporated in Frankfurt am Main (Germany), in which Ecopetrol S.A. holds an indirect share interest of 100% with a net worth of 25,000 euros. This company will incorporate a new subsidiary in Angola.

2.    An agreement was reached with the Norwegian company Statoil to acquire, through the new subsidiary Ecopetrol Germany GmbH, a 10% participation in the blocks 38/11 and 39/11 in the Kwanza basin, located offshore Angola (Africa). The agreement is subject to approval by Sonangol E&P, the Angolan Petroleum Ministry and the other partners.

3.    In addition to Statoil (the operator of the two blocks) the partners in block 38/11 would be Sonangol P&P, Ecopetrol Germany GmbH and the joint venture made up of White Rose Energy Ventures and Genel Energy plc (WRG), while the partners in block 39/11 would be Sonangol P&P, WRG, Total, and Ecopetrol Germany GmbH. The participation of WRG in the Blocks 38/11 and 39/11 was approved by Sonangol P.P, the Angolan Petroleum Ministry and the other partners.

The agreement with Statoil has as objective to diversity and strengthen Ecopetrol S.A.'s exploratory portfolio in areas of high potential, based on the capabilities developed in the Gulf of Mexico (U.S.) and Brazil.

Bogota, July 3 of 2014

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for more than 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast and owns the main refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and an increasing participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Email: mtellez@ecopetrol.com.co